SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                       Mercator Partners Acquisition Corp.
                                (Name of Issuer)


                              Class B Common Stock
                         (Title of Class of Securities)

                                    587586306
                                 (CUSIP Number)


                                 April 12, 2005
             (Date of Event Which Requires Filing of This Statement)




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 587586306                  SCHEDULE 13G                  Page  2 of 10
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1.   Name of Reporting Person:

     Langley Partners, L.P.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group:
                                                                     (a)  [_]
                                                                     (b)  [X]
--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization:

     Delaware
--------------------------------------------------------------------------------
                                5.  Sole Voting Power:         -0-
Number of
Shares                          ------------------------------------------------
Beneficially                    6.  Shared Voting Power:       724,000
Owned By                                                       (see Item 4)
Each                            ------------------------------------------------
Reporting                       7.  Sole Dispositive Power:    -0-
Person
With                            ------------------------------------------------
                                8.  Shared Dispositive Power:  724,000
                                                               (see Item 4)
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     724,000
--------------------------------------------------------------------------------
10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                                          [_]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9):

     6.8%
--------------------------------------------------------------------------------
12.  Type of Reporting Person:

     PN
--------------------------------------------------------------------------------

CUSIP No. 587586306                  SCHEDULE 13G                  Page  3 of 10
--------------------------------------------------------------------------------

1.   Name of Reporting Person:

     Langley Management LLC
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group:
                                                                     (a)  [_]
                                                                     (b)  [X]
--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization:

     Delaware
--------------------------------------------------------------------------------
                                5.  Sole Voting Power:         -0-
Number of
Shares                          ------------------------------------------------
Beneficially                    6.  Shared Voting Power:       724,000
Owned By                                                       (see Item 4)
Each                            ------------------------------------------------
Reporting                       7.  Sole Dispositive Power:    -0-
Person
With                            ------------------------------------------------
                                8.  Shared Dispositive Power:  724,000
                                                               (see Item 4)
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     724,000
--------------------------------------------------------------------------------
10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                                          [_]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9):

     6.8%
--------------------------------------------------------------------------------
12.  Type of Reporting Person:

     OO
--------------------------------------------------------------------------------

CUSIP No. 587586306                  SCHEDULE 13G                  Page  4 of 10
--------------------------------------------------------------------------------

1.   Name of Reporting Person:

     Langley Capital, LLC
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group:
                                                                     (a)  [_]
                                                                     (b)  [X]
--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization:

     Delaware
--------------------------------------------------------------------------------
                                5.  Sole Voting Power:         -0-
Number of
Shares                          ------------------------------------------------
Beneficially                    6.  Shared Voting Power:       724,000
Owned By                                                       (see Item 4)
Each                            ------------------------------------------------
Reporting                       7.  Sole Dispositive Power:    -0-
Person
With                            ------------------------------------------------
                                8.  Shared Dispositive Power:  724,000
                                                               (see Item 4)
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     724,000
--------------------------------------------------------------------------------
10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                                          [_]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9):

     6.8%
--------------------------------------------------------------------------------
12.  Type of Reporting Person:

     OO
--------------------------------------------------------------------------------

CUSIP No. 587586306                  SCHEDULE 13G                  Page  5 of 10
--------------------------------------------------------------------------------

1.   Name of Reporting Person:

     Jeffrey Thorp
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group:
                                                                     (a)  [_]
                                                                     (b)  [X]
--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization:

     United States
--------------------------------------------------------------------------------
                                5.  Sole Voting Power:         -0-
Number of
Shares                          ------------------------------------------------
Beneficially                    6.  Shared Voting Power:       724,000
Owned By                                                       (see Item 4)
Each                            ------------------------------------------------
Reporting                       7.  Sole Dispositive Power:    -0-
Person
With                            ------------------------------------------------
                                8.  Shared Dispositive Power:  724,000
                                                               (see Item 4)
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     724,000
--------------------------------------------------------------------------------
10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                                          [_]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9):

     6.8%
--------------------------------------------------------------------------------
12.  Type of Reporting Person:

     IN
--------------------------------------------------------------------------------

CUSIP No. 587586306                  SCHEDULE 13G                  Page  6 of 10
--------------------------------------------------------------------------------

Item 1(a).        Name of Issuer:

                  Mercator Partners Acquisition Corp. (the "Company").

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  One Fountain Square
                  11911 Freedom Drive
                  Suite 1080
                  Reston, Virginia 20190

Item 2(a).        Name of Persons Filing:

                  (i) Langley Partners, L.P. ("Langley L.P."), (ii) Langley Management, LLC, (iii) Langley Capital, LLC and (iv) Jeffrey Thorp ("Thorp," together with Langley L.P., Langley Management, LLC and Langley Capital, LLC, the "Reporting Persons").

Item 2(b).        Address of Principal Business Office:

                  For each Reporting Person:

                  535 Madison Avenue
                  7th Floor
                  New York, NY 10022.

Item 2(c).        Citizenship:

                  See row 4 of each Reporting Persons' cover page.

Item 2(d).        Title of Class of Securities:

                  Class B Common Stock, $.0001 par value per share, of the Company (the "Class B Common Stock")

Item 2(e).        CUSIP Number:

                  587586306

Item 3.           Not applicable.

Item 4.           Ownership.

                  For each Reporting Person:

                  (a)   Amount beneficially owned:

                        On April 12, 2005, in connection with a public offering of securities by the Company (the "Offering"), Langley L.P. purchased 362,000 Class B Units of the Company. Each Class B Unit consists of: (i) two shares of Class B Common Stock, (ii) one Class W Warrant and (iii) one Class Z Warrant. Each component of a Class B Unit may not trade separately until July 11, 2005

CUSIP No. 587586306                  SCHEDULE 13G                  Page  7 of 10
--------------------------------------------------------------------------------

                        without the prior approval of the underwriter of the Offering. Each Class W Warrant and each Class Z Warrant will become exercisable into one share of the common stock, par value $.0001 per share, of the Company (the "Common Stock") upon the later of (A) the Company's completion of a business combination and (B) April 11, 2006.

                        According to the Form 8-A filed by the Company on March 21, 2005, each of the (i) Class B Units, (ii) Class B Common Stock, (iii) Class W Warrants, (iv) Class Z Warrants and (iv) Common Stock, is registered under
                        Section 12(g) of the Securities Exchange Act of 1934. Each share of Class B Common Stock entitles its holder to one vote per share. The Class B Units, the Class W Warrants and the Class Z Warrants do not have voting rights. Pursuant to Rule 13d-1(i), this Schedule 13G does not include the non-voting securities of the Company held by the Reporting Persons.

                        Langley Capital, LLC is the general partner of Langley L.P. Thorp is the sole member and manager of Langley Capital, LLC. Langley Management, LLC is the investment manager of Langley L.P. Thorp holds a 99.9% membership interest in Langley Management, LLC and is the sole manager thereof. As a result, each of Langley Management, LLC, Langley Capital, LLC and Thorp are considered to share the power to vote or direct the vote of, and the power to dispose or direct the disposition of, the shares of Common Stock owned of record by Langley L.P. This statement on Schedule 13G shall not be construed as an admission that any of the Reporting Persons (other than Langley L.P.) is the beneficial owner of the Common Stock covered by this statement.

                  (b)   Percent of class:

                        6.8% of the total outstanding shares of Class B Common Stock. This percentage is based upon the 10,580,000 shares of Class B Common Stock issued and outstanding (the number of shares of Class B Common Stock reported in the Company's Form 8-K filed April 15, 2005).

                  (c)   Number of shares to which each Reporting Person has:

                        (i)    Sole power to vote or direct the vote:       -0-

                        (ii)   Shared power to vote or direct the vote: 724,000

                        (iii)  Sole power to dispose or to direct the
                               disposition of:                              -0-

                        (iv)   Shared power to dispose of or direct the
                               disposition of:                          724,000

Item 5.           Ownership of Five Percent or Less of a Class.

                  Not Applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not Applicable.

CUSIP No. 587586306                  SCHEDULE 13G                  Page  8 of 10
--------------------------------------------------------------------------------

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

                  Not Applicable.

Item 8.           Identification and Classification of Members of the Group.

                  Not Applicable.

Item 9.           Notice of Dissolution of a Group.

                  Not Applicable.

Item 10.          Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 587586306                SCHEDULE 13G                    Page  9 of 10
--------------------------------------------------------------------------------


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   April 21, 2005

                                           LANGLEY PARTNERS, L.P.


                                              By:  LANGLEY CAPITAL, LLC,
                                                   as General Partner


                                                   By: /s/ Jeffrey Thorp
                                                       -------------------------
                                                       Jeffrey Thorp, Manager


                                           LANGLEY MANAGEMENT, LLC


                                              By:  /s/ Jeffrey Thorp
                                                   -----------------------------
                                                   Jeffrey Thorp, Manager


                                           LANGLEY CAPITAL, LLC


                                              By:  /s/ Jeffrey Thorp
                                                   -----------------------------
                                                   Jeffrey Thorp, Manager

                                           /s/ Jeffrey Thorp
                                           -------------------------------------
                                           Jeffrey Thorp